Pop Culture Group Co., Ltd

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Alyssa Wall

December 17, 2024

Re:	Pop Culture Group Co., Ltd
Registration Statement on Form F-3 (File No. 333-283606)
Filed December 4, 2024

Dear Ms. Wall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pop Culture Group Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on December 19, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC